September 27, 2005

Mail Stop 4561

Hollis M Greenlaw, Esq.
Director, UMTH Land Development, L.P.
1702 N. Collins Blvd., Suite 100
Richardson, TX 75080

Re:	United Development Funding III, L.P.
      Form S-11 filed August 26, 2005
      Registration No. 333-127891

Dear Mr. Greenlaw:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.
2. We note in various places that you cite supporting third party sources for your disclosure. Please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of
Regulation C.

3. We note from disclosure under "Supplemental Sales Material" on page 126 that in addition to this prospectus, you may utilize certain sales material in connection with the offering. Please note that any sales literature that you intend to use in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials that you propose to transmit to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

4. We note that you are registering common stock to be offered under a distribution reinvestment plan. Please tell us whether persons who become shareholders other than by participating in the offering may purchase shares through the distribution reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the distribution reinvestment plan. Please also tell us whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the distribution reinvestment plan or if you intend to use a separate prospectus relating solely to the distribution reinvestment plan. In either case, if you do intend to distribute a separate prospectus relating to the distribution reinvestment plan, please amend the registration statement to include that prospectus, which should include a reasonably detailed description of the plan in addition to all disclosure required by Form S-11. Typically, a prospectus for a dividend reinvestment plan is presented in question-and-answer format.

5. Please provide us with a detailed analysis regarding the applicability of the tender offer rules to the share repurchase program. Refer to Rule 13e-4 and Regulation 14E of the Exchange
Act.

6. We note your statement that you will commence your redemption program upon the completion of this offering or earlier upon obtaining exemptive relief from the Commission`s rules restricting issuer purchasers during distributions. Please tell us whether and with whom you have applied for such exemptive relief.

7. We note your disclosure in the fourth paragraph on page 19, on pages 121-122 under the heading "Subscription Process" and in Exhibit
C to the prospectus regarding the process for subscribing for units.
Please tell us the point in your offering at which you intend to make
a copy of the prospectus and subscription agreement available to potential investors. In this regard, please keep in mind that you may solicit preliminary indications of interest to purchase units in the offering only when you have delivered to potential investors a preliminary prospectus meeting all of the requirements of Section 10 of the Securities Act. You may not, however, solicit or accept any binding offers to purchase securities until after your registration statement has finally been declared effective. We note that your current disclosure and form of subscription agreement indicate that the potential investor must make a binding commitment to purchase shares upon signing the subscription agreement and must in fact send payment for the units upon sending the subscription agreement to your escrow agent. Please revise your prospectus and form of subscription agreement to clearly state that you will not accept any subscriptions until your registration statement has been declared effective and to describe the procedure you intend to follow if you receive subscriptions before the registration statement has been declared effective.

8. Please provide the disclosure about your promoters required by
Item 11(d) of Form S-11 regarding names of promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

Prospectus Cover Page

9. We note your disclosure in the first full paragraph on page 6 that you expect to use leverage of up to 50% of the value of your assets to fund your investments, but that your partnership agreement allows you to borrow up to 70% of the value of your assets for this purpose.
Please revise your cover page to include a risk factor discussing your planned use of leverage, including the fact that you are permitted to leverage up to 70% of the value of your assets.

10. Please revise your cover page risk factors as follows:
* Second bullet point - revise to clearly state that you are a blind pool and that investors will not have an opportunity to assess any of your proposed real estate investments before making an investment in you.
* Final bullet point - split this bullet point into 3 separate risk factors, one discussing the general partner`s lack of experience, one discussing the payment of substantial fees regardless of profitability and one discussing potential conflicts.

11. Please revise your cover page disclosure regarding your arrangement with Coppermark Bank to clarify that, if investors` funds are returned due to failure to meet the minimum sales of units, the escrow agent`s administrative fees will be subtracted from the funds returned to investors. We note your disclosure to this effect in the penultimate question on page 19. Please also disclose that funds will be returned to investors within 10 days after termination of the offering, as stated in the second paragraph on page 123. Finally, please confirm to us that the escrow agent is qualified to act as such under Rule 15c2-4 of the Exchange Act and the associated NASD rules, notices and interpretations.


Suitability Standards, page 1

12. We note your disclosure in the first paragraph on page 1 that an investment in you is suitable for someone who is seeking to "receive current interest income." Please revise to clarify that current interest income is not guaranteed or remove the statement.

13. Please include a description of applicable state suitability standards, if any. See Industry Guide 5, Item 2. We note in this regard certain representations required of residents of Kansas and Ohio on page C-2 in your form of Subscription Agreement.

Prospectus Summary, page 1

14. Please limit the summary to the most significant aspects of the filing. Eliminate detailed information that is more appropriate for the body of the prospectus. We note, for example, detailed disclosure under the headings "Proposed Unit Redemption Program," "ERISA Considerations" and "Description of Units."

General Partner, page 3

15. The abbreviation UMTHLD is too cryptic to be readily understood by investors. Please revise to use a shortened version of the general partner`s name that more closely resembles its full name.

16. Please revise the third paragraph under this heading to explain why the illiquid nature of your manager`s net worth is relevant to an investor`s understanding of your business.

Terms of the Offering, page 3

17. Please clarify if true, in the second full paragraph on page
4,
that investors are not entitled to withdraw their funds from escrow pending sales of the minimum 50,000 units.

Summary Risk Factors, page 4

18. Please revise your summary risk factors as follows:
* Fourth bullet point - delete the initial phrase of the second sentence before the comma, as it tends to mitigate the risk presented;
* Sixth bullet point - clarify why the facts presented create a risk;
* Seventh bullet point - clarify that the fees described will be paid regardless of profitability;
* Eighth bullet point - explain why conflicts faced by affiliates of your general partner might be relevant to an investor in this offering;
* Ninth bullet point - describe the types of payments that your general partner is required to make in order to support you;
* Tenth bullet point - describe risks associated with changes in interest rates;
* Eleventh bullet point - include a discussion of your planned use of leverage, including the fact that you are permitted to leverage up to
70% of the value of your assets;
* Thirteenth bullet point - clarify why the facts presented create a risk.

Include conforming disclosure in the more detailed risk factors in the body of your prospectus.

Description of Investments, page 5

19. Please expand your discussion to disclose what types of loans you intend to make. For example, we note your risk factor disclosure in the final paragraph on page 31 that you expect, with respect to many of your loans, to be the junior lender.

Possible Leverage, page 6

20. Please explain more clearly why your use of leverage increases the risk of default on your borrowings.

Investment Objectives, page 7

21. Please tell us the basis for projecting a combined average annual return of 10% to 15%, as stated in the fourth bullet point under this heading. Refer to Item 10(b)(2) of Regulation S-K.

Distribution Policy, page 7

22. Please clarify the meaning of the term "carried interest" and explain the purpose of this payment. In addition, please discuss whether the carried interest is calculated and paid annually, only once, or with some other frequency. Please also clarify whether the carried interest will be pro rated if, for example, you invest
85.5%
of the gross offering proceeds.

Conflicts of Interest, page 8

23. Please revise to clarify why conflicts faced by the affiliates of your general partner are relevant to an investor in this offering.

24. Revise the third bullet point under this heading to more clearly describe the conflict.

25. Revise to include a discussion of the conflict faced by your general partner who may be motivated to invest as many of the proceeds as possible in mortgages, regardless of their value, as a result of the carried interest to which it is entitled.

26. Please revise to discuss the conflict that may be presented if your general partner or its affiliates creates entities for the acquisition of properties and development of lots and you make loans to those entities, as described in the final full paragraph on page
46.

27. Please revise the chart on page 9 to include the percentage ownership held in each entity.  Also, please revise to indicate the
individual percentage holdings of each person named in footnotes
(1)
and (2).  We may comment further.

Compensation to Selling Group Members, General Partner and
Affiliates
of Our General Partner, page 10

28. For each fee listed, please identify the party to whom the fee will be paid.

29. Refer to your disclosure in the first paragraph on page 58 that your general partner will be assisted by UMTH General Services, L.P.
in managing your affairs. If UMTH General Services, L.P. is to receive any part of the fees described in this chart or any separate fee, please disclose this fact. In addition, please identify the controlling persons of UMTH General Services, L.P.

30. We note that you have not included an estimate of the Mortgage Servicing Fee within the chart, presumably because you do not yet know the amount of outstanding loan balances you will hold.
Please
provide an estimate of this fee for the first year, assuming you invest 85.85% of the gross offering proceeds in mortgages.
Indicate
the assumptions underlying this calculation by footnote.

Partnership Agreement, page 11

31. We note your statement in the final bullet point on page 12 that the latest termination date for UDF III will be December 31, 2026. Please reconcile this disclosure with Article VI of your General Partnership Agreement which states that the term may be extended by your general partner and a majority vote of your limited partners.

Description of Units, page 13

32. Please revise to state, if true, that you have received an opinion of counsel that the units will be fully paid and nonassessable when issued. Please identify counsel in the disclosure.


Questions and Answers about this Offering, page 14

33. You currently repeat a lot of information in both your question and answer and your summary section. For example, the information in the answers to the following questions already appears in the summary:
* What is United Development Funding III?
* Who will chose which real estate loans to invest in?
* From what types of real property interests do you expect to derive your income?
* May you invest in anything other than real estate development loans?
* Do you currently own any investments?
* Will you make any loans to or engage in any credit enhancement transactions with any affiliates of the general partner?
* Will I be taxed in respect of your income regardless of distributions?
* What will you do with the money raised in this offering?
* What kind of offering is this?
* How does a "best efforts" offering work?
* How long will this offering last?
* Is there any minimum investment required?
Because we view the question and answer section as part of the prospectus summary, you should not need to repeat any information.

34. Please eliminate detail from your question and answer section which does not represent the most significant aspects of your business and this offering. This type of detailed information is better suited for the body of the prospectus. We note the following examples:
* detail about your officers and directors on pages 14-15.
* information about the underwriting process used by your general partner on page 16.
* disclosure related to IRA investments at the top of page 19.

If I buy units, will I receive distributions and how often?, page
17

35. Please clarify your disclosure under this heading to state that you are not obligated to make any distributions. Also, please revise to indicate, if true, that you may make distributions in excess of available cash and that any particular distribution may include a return of capital.

36. Your disclosure under this heading that you intend to reinvest the principal payments you receive may be confusing to an investor in light of your immediately preceding statement that you intend to pay distributions if you have cash available. Please revise to reconcile these two statements.

How do you calculate the payment of distributions to limited partners?, page 17

37. We note your disclosure that you will coordinate the distribution declaration dates with monthly admissions of investors. Please clarify whether you intend to declare distributions monthly or quarterly.

Risk Factors, page 21

38. Please expand the disclosure to include the fact that you will indemnify the general partner with respect to its liability for expenses, losses, damages, liabilities, and claims arising from acts of the general partner not constituting negligence or misconduct.

39. Please include a risk factor highlighting the fact that you may make distributions in excess of available cash. Discuss whether there are any limitations on the general partner`s ability to declare distributions in excess of available cash. Also, describe the impact of such distributions on your unitholders.

40. We note your disclosure in the third bullet point on page 48 that you expect most of your loans to be interest only notes, with payment tied to sale of developed lots. Please include a risk factor discussing the risks associated with interest only loans.

41. Revise to include a discussion of the risks related to development financing discussed in the second paragraph on page
47.

42. Certain of your risk factor headings merely state facts but fail to provide sufficient information to convey why the facts stated cause your business or the offering to be speculative or risky. Examples include:
* "This offering is only suitable for long-term investors" on page
21.
* "We have not identified any of the loans we intend to originate or purchase" on page 22.
* "We will compete with other lenders for real estate loans" on page
22.
* "You must rely on our general partner for management of our business" on page 24.
* "Our general partner will face additional conflicts of interest relating to joint ventures with affiliated entities" on page 27.
* "There is no separate counsel for our affiliates and us" on page
27.
* "There are special considerations that apply to pension or profit sharing trusts or IRAs investing in our units" on page 39.

Please revise your risk factor headings to clearly state the risk discussed.


None of the officers and key employees of our general partner are bound by non-competition agreements, page 25

43. Please remove the initial phrase of the second sentence before the comma as it tends to mitigate the risk presented.

Our general partner has a limited net worth consisting of assets that are not liquid, which may adversely affect the ability of our general partner to fulfill its financial obligations to us, page 25

44. Please describe the financial obligation that your general partner has to you, so that an investor may more clearly appreciate the risk described.

Our general partner is an affiliate of the general partner of UDF
I
and UDF II and may not always be able to allocate investment opportunities on a pro rata basis between us and either UDF I or UDF
II, page 26

45. Please tell us whether you have a formal agreement with UDF I and
UDF II to invest in the same loans and transactions as UDF I and UDF
II on a pro rata basis. If you do not have such an agreement, please disclose this.

46. Please define the acronym UBTI and describe why it is desirable to avoid.

Our general partner will face conflicts of interest relating to joint ventures, page 26

47. Please revise the subheading to more accurately reflect the risk you are disclosing. This risk factor appears to focus on the risks to your business associated with joint venture arrangements rather than the conflict of interest for the general partner. Also, please expand the discussion under each bullet point to discuss the risks in more detail. Please discuss the specific risks associated with the inability of a joint venture partner acting alone to take certain actions, such as foreclosure on delinquent loans.


If you are able to resell your units to us pursuant to our redemption program, you will likely receive substantially less than the fair market value for your units, page 29

48. Refer to clause number (5) in this risk factor discussion. Please reconcile your disclosure here, that the purchase price for units held 5 years will be the purchase price of the units or the estimated fair market value, with your disclosure in the fourth paragraph on page 95 that the purchase price for units held 5 years will be the purchase price of the units.

The general partner`s profits interest may create an incentive for the general partner to make speculative investments, page 29

49. Please delete the first sentence under this risk factor heading as it tends to mitigate the risk presented.

50. Please expand your discussion under this heading to more clearly explain why the general partner`s subordinated position with respect to its profits interest may cause it to have a conflict with investors and why the profits interest may cause the general partner to make riskier investments.

There can be no assurance that we will be able to pay or maintain cash distributions or that distributions will increase over time, page 30

51. Please revise to emphasize that you are under no obligation to make distributions.

Investments in second and wraparound mortgage loans present additional risks compared to loans secured by first deeds of trust, page 31

52. Please define "wraparound" and "all-inclusive."

The concentration of loans with a common borrower may increase our risks, page 32

53. Please revise to indicate whether you have identified one or more common borrowers to whom you intend to make loans. Also, please discuss the increased credit risk associated with a concentration of your loan portfolio with one or a few borrowers.

If we borrow money to make loans or for other permitted purposes, your risks will increase if defaults occur, page 34

54. We note your statement in the final paragraph under this heading that you have no present intention to borrow funds. This statement appears to be inconsistent with your disclosure in the second paragraph, which states that you intend to borrow money to fund loans, and with the discussion of your leverage policy generally. Please clarify whether or not you intend to use leverage.

Competition with third parties in financing and acquiring participation interests in properties may reduce our profitability and the return on your investment, page 35

55. Please combine this risk factor with the third risk factor on page 22 as they appear to identify the same risk.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions, page 35

56. Please combine this risk factor with the immediately succeeding risk factor as they appear to identify the same risk.

The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in our units of limited partnership interest, page 37

57. Please remove the statement urging investors to "rely upon" their own tax advisors from the penultimate sentence under this risk factor heading. Investors are entitled to rely on the conclusions that you draw within your prospectus related to tax matters. Please make similar revisions to the penultimate full paragraph on page 104.

Estimated Use of Proceeds, page 41

58. Please revise the text under the first bullet point to define
"unaccountable due diligence fee."

59. Please revise the second bullet point to identify when the acquisition and origination fee will be paid and whether it is a one time or periodic fee.

Investment Objectives and Criteria, page 43

60. Please tell us the basis for your projection that you will impose a 3% to 7% charge on your outstanding credit enhancement obligations, as disclosed in the first paragraph after the bullet points on page
43.

61. Please define more clearly what is meant by pro rata "based on invested capital" in the final carry-over paragraph on page 43.
Also, please discuss the business reasons for holding loans jointly with your affiliates.

62. Please provide support for the following statements from page
44
or state that they are the opinion of management: "The projected mortgage rate increase is not expected to have a noticeable effect on home sales. 2005 closings are not expected to be at the 2004 pace and will likely decrease 3% to 4%. 2006 is expected to be similar to
2005, perhaps down an additional 1% to 2%."

Business of the Partnership, page 46

63. We note that you have identified and intend to target a primary development market within the affordable housing sector. Please revise to describe your target market in more detail.

64. Please disclose the portion of your business that you expect to
consist of loans on development projects that are also subject to third party loans representing 70% to 80% of total project costs. Also, please discuss whether the loans you make on this type of project will represent the remainder of the project costs, such that the developer in these projects will be relying on financing for
100%
of the development costs.

Security, page 47

65. We note your disclosure in the final paragraph on page 47 that you expect most of your real estate loans to have the unconditional guarantee of the developer or its parent. Please disclose whether you will have the same policy with respect to entities in which your general partner has an interest.

Loans to Our General Partner and its Affiliates, page 48

66. Please reconcile your disclosure under this heading that you do not intend to participate in equity investments with your extensive disclosure under the heading "Underwriting Procedures" about the evaluation you will do before entering into a joint venture.

67. We note your statement in the second paragraph under this heading that your general partner may enter into joint venture agreements to facilitate compliance with FIN 46. Please revise your disclosure to more clearly explain the purpose of these investments by your general partner or its affiliates and how they facilitate compliance with FIN
46.

Borrowing Policies, page 49

68. Please reconcile your disclosure in the first full sentence on page 50 highlighting the benefits to you of using leverage with your prior disclosure in the penultimate paragraph on page 48 suggesting that you do not intend to use leverage because it will create
UBTI.

69. Please quantify the extent of borrowing that would be permitted under the NASAA Guidelines. Also, please disclose the amount of leverage you expect to maintain, if known.


Certain Legal Aspects of Mortgage Loans

Enforceability of Certain Provisions, page 57

70. Since you intend your loans in many cases to be junior to those of other lenders, please describe how you would use the right of acceleration, if at all.

Compensation of Our General Partner and Its Affiliates, page 61

71. Please make conforming changes to address the applicable comments set forth above related to your summary compensation table.

72. Please include a footnote to the compensation table that defines
"cash available for distribution," as that term is used to calculate carried interest, unsubordinated promotional interest and subordinated promotional interest.

73. Please revise your description of the Carried Interest fee to explain when you will calculate the amount of gross offering proceeds invested in mortgages for purposes of calculating this fee. In addition, please discuss how often this fee will be paid.

74. Please clarify the frequency with which you will pay the unsubordinated promotional interest and subordinated promotional interest. Also, please revise to disclose in the table the additional amounts payable to the general partner under its promotional interest. We note disclosure at the top of page 86 indicating a 6% per annum return on the general partner`s capital contribution, a right to receive 15% of cash available for distribution following the return to the limited partners of all capital contributions, and additional distributions from capital transactions.

75. Please disclose any fees that you will be obligated to pay in connection with any disposition of assets and any liquidation of your company.

Conflicts of Interest, page 62

76. We note your disclosure that "some of the conflicts of interest" in your transactions with your general partner and its affiliates are described. Please revise your disclosure as necessary to ensure that all material conflicts are discussed in your prospectus.

Loans to Affiliates of Our General Partner, page 63

77. Refer to the fourth full paragraph on page 63. Please clearly delineate in this paragraph the "requirements and terms" of a credit enhancement that you will make to an affiliate of the general partner, rather than stating that the credit enhancement must meet the requirements and terms disclosed "herein."

78. We note disclosure on page 47 indicating that you will offer credit enhancements to developers and that you expect to charge a fee of 3% to 7% for such credit enhancements. Please revise this section to indicate whether you expect to charge comparable fees in connection with credit enhancements made to affiliates of your general partner. Also, please disclose whether the terms of loans and credit enhancements to your affiliates will be the same as those made to third parties.

Receipt of Fees and Other Compensation by Our General Partner and
Its
Affiliates, page 65

79. Please revise to state that transactions involving the purchase and sale of mortgage loans will result in the receipt of compensation by your general partner and its affiliates. Alternatively, please explain to us the circumstances where such transactions would not result in the payment of compensation to your general partner and its affiliates

Tax Audit Reporting, page 65

80. Please revise your disclosure to explain the circumstances in which the interests of your general partner might be in conflict with the limited partners in relation to a tax audit.

Guidelines and Limits Imposed by Our Partnership Agreement, page
66

81. Please explain how the provisions described in the final bullet point under this heading help prevent a conflict of interest.

Prior Performance Summary, page 67

82. We note that you have provided prior performance for 3 real estate programs in which "[s]ix of the seven partners of UMT Holdings and all of the owners, directors and officers of UMT services" were involved in one form or another. Please confirm that the sponsors of the prior programs are affiliates of the general partner and include disclosure for all prior programs sponsored by those affiliates. If those parties are not affiliates of the general partner, please tell us why you believe the disclosure regarding these programs is relevant to investors.

83. Please limit your disclosure in the prospectus to the narrative summary prescribed by Item 8 of Industry Guide 5. Detailed quantitative information about the performance of prior programs should appear in the prior performance tables included as Exhibit A to the prospectus. The prospectus disclosure should be limited to a narrative summary of the sponsor`s experience in the aggregate, rather than details about each prior program. You generally should not include in the prospectus information about prior programs beyond that required by Industry Guide 5.

Public Programs, page 68

84. We note your statement in the first full paragraph on page 70 that United Mortgage Trust has "substantially similar investment objectives" to yours; however, you do not appear to have included the narrative discussion preceding your prior performance tables explaining the factors you used in determining which programs had substantially similar investment objectives, as required by Appendix
II, instruction 1 to Industry Guide 5. Please revise your prior performance tables to include this narrative, taking into account that United Mortgage Trust was a REIT, whereas you are a real estate limited partnership and the fact that United Mortgage Trust is primarily engaged in investments involving long-term residential real estate loans in owner-occupied residential real estate, whereas you intend to seek to make loans to real estate developers for undeveloped land. Please also address the fact that United Mortgage
Trust`s business appears to rely heavily on securitizations, based upon the chart on page 72, whereas you have not disclosed an intent to engage in securitizations.

85. Please tell us why you have provided approximate numbers for gross offering proceeds, number of investors and number of shares issued for United Mortgage Trust, or revise to include exact numbers.

86. We note your disclosure in the final carry-over paragraph on page
68 that 52% of the loans purchased related to properties in the Dallas Forth Worth and Houston areas. Please revise to identify the regions in which the remaining 48% of the properties were located.

87. Please revise your disclosure in the final carry-over paragraph on page 68 to indicate, of the 69% of loans that have been repaid or foreclosed upon, how many were repaid and how many were foreclosed upon. Additionally, of the number foreclosed upon, please disclose how the amount realized in foreclosure compared to the amount owed.

88. The last full sentence on page 68 states that 71% of the loans were secured by existing houses, 12% were secured by new home construction loans, and 17% were secured by residential lot developments. Please reconcile these amounts with the percentages in the table at the top of page 69.

89. Because you have indicated that certain distributions made by United Mortgage Trust have resulted in a return of capital, it is not appropriate to refer to these distributions as "dividends" as you have done in the first full paragraph on page 69. The term dividend suggests excess profits from which to make a payment to shareholders, whereas you have described a distribution. To the extent you retain this disclosure, please revise to eliminate the term "dividends."

90. Please define what is meant by "long term loan originations" and
"interim loan originations."

Private Programs, page 70

91. Please tell us why you have only provided approximate numbers for gross offering proceeds for UDF I and UDF II, or revise to include exact numbers.

92. Please include information about the percentage of properties underlying the loans made by UDF I and UDF II that were new, used or construction. Refer to Item 8.A.1 of Industry Guide 5.

Acquisition of Loans for United Mortgage Trust (January 2002 through
March 2005)

93. We note your statement in the final carry-over paragraph on page
71 that the yield on United Mortgage Trust`s loans was 9.56%.
Please
revise to disclose the time period over which this yield was calculated and whether this is an average yield.

94. We note from the chart on the bottom of page 73 that United
Mortgage Trust`s investments in residential mortgages and deeds of trust have steadily decreased since its inception. To the extent you retain this disclosure, please discuss the reasons for this general decline.

Loans, page 77

95. To the extent you retain any detailed disclosure about these loans, please address the following:

* Please explain what you mean by the term "current pay" as used in the second and fourth paragraphs on page 77.

* Please explain the term "profits interest" in the fourth paragraph on page 78.

* Expand your discussion in the fifth paragraph on page 78 to explain why permanent loan closing is pending for the referenced property.

Distributions of Cash Available for Distributions, page 86

96. Please revise to clarify whether distributions will represent a return of an investor`s capital until the investor has received a return of all its capital contribution. If so, please explain why distributions will represent a return of capital rather than a dividend to the unitholders.

97. In describing the distribution priority, you reference "the difference between 90% less UMTHLD`s carried interest." Please revise to clarify the meaning of this statement. Similarly revise the disclosure in the last paragraph, which references "the difference between 85% less UMTHLD`s carried interest." Also, please explain how the distribution amounts described in subparagraphs
(a)
and (b) will operate. Provide an example to illustrate how you will determine the aggregate amount to be distributed to the limited partners.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 91

98. Please expand the discussion under this heading substantially to address trends that may have a material impact on your operations. For example, please consider discussing trends in interest rates, real estate development and real estate fundamentals.

99. Please expand your disclosure under this heading substantially to discuss the specific liquidity aspects of your proposed business plan, such as any indebtedness you expect to incur, and your expected sources of and requirements for liquidity. Your discussion should focus on any known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing.

Summary of Partnership Agreement, page 91

100. Please define what you mean by "give-ups" in the second paragraph on page 92.

101. Please enumerate the amendments to the partnership agreement that the general partner may undertake without limited partner approval, as noted in the final bullet point in the middle of page 92.

Federal Tax Considerations, page 102

102. Refer to the carry-over paragraph at the bottom of page 102 and the statement that nothing in this prospectus should be construed as legal or tax advice to a potential investor. This statement is not appropriate because it may suggest that investors cannot rely on the legal and tax opinions filed described in the prospectus and filed as exhibits to the registration statement. Please remove this disclaimer from your disclosure.

Specific Opinions, page 104

103. We note your statement that certain enumerated material tax issues will have a favorable outcome on the merits for federal income tax purposes. Because "favorable outcome" is a subjective term, please revise your disclosure to indicate whether it is counsel`s opinion that you will be treated as a partnership for federal income tax purposes and whether you will be classified as a publicly traded partnership. Provide similar clarification with respect to the matters that are "more likely than not" to receive a favorable outcome.

Plan of Distribution, page 120

104. Please identify the selling group members.

Units Purchased by Affiliates, page 121

105. Please revise to clarify whether units purchased by your general partner and its affiliates will count toward the minimum offering amount.

Financial Statements and Notes

General

106. Please continue to monitor the updating requirements of Rule
3-
12 of Regulation S-X.

United Development Funding III, L.P.

Report of Independent Auditors, page F-2

107. Please advise us how your audit report complies with the Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.

Note A. Nature of Business, page F-5

108. Please tell us what consideration you gave to disclosing the material terms of your partnership agreement, as well as the duties and rights held by the General Partner and limited partners, in the notes to the financial statements.

109. We note you will pay compensation to selling group members,
General Partner and affiliates of your General Partner.   Please,
tell us what consideration you gave to disclosing the details of these types of compensation, including the methodology that you will use to calculate them, in the notes to the financial statements.

Note B.  Summary of Significant Accounting Policies, pages F-5 -
F-6

110. We note the General Partner will assume organizational and
offering costs.   Please, tell us what consideration you gave to
disclosing any requirements to reimburse these costs and how that impacts your accounting treatment in your financial statements under
SAB Topic 1.B.   Further, please clarify the terms and conditions
of
any agreement between you and the General Partner to clearly show which party has the obligation to settle these costs.

111. Please disclose your accounting policy for organizational and offering costs.

112. Please tell us and consider disclosing your consolidation
policy.   You state that the adoption of FIN 46(R) will not have
an
affect on you.    Given that you will provide credit enhancements
in
the form of loan guarantees, tell us how you considered paragraph
5
of FIN 46(R) in determining that these credit enhancement arrangements will not result in the existence of a variable interest entity.

113. We note you will provide a unit redemption program.   Please,
tell us what consideration you gave to disclosing the terms of the unit redemption program including the limitations surrounding investor`s ability to redeem units.

114. Explain to us, and consider disclosing, what impact, if any, your unit redemption program will have on your accounting for the units to be issued in this offering. Tell us how you will consider SFAS 150 in your determination of the appropriate accounting treatment for such units or tell us the specific accounting literature you will apply.

UMTH Land Development, L.P.

General

115. Include a headnote on the financial statements of the General Partner to indicate that purchasers of the United Development
Funding
III, LP`s units will not receive any interest in UMTH Land
Development, L.P.

116. We note that your general partner reported substantial
receivables from its parent and affiliated companies, and
substantial
revenues from affiliated companies.   Please tell us what
consideration you gave to providing the audited balance sheet of the parent and affiliated companies.

Note B.  Summary of Significant Accounting Policies

Investment in Related Parties, page F-12

117. Please explain to us how UMTH Land Development, L.P. has accounted for its investment in UDF I, UDF II, and UDF III, the basis in GAAP for this accounting treatment, and revise the disclosure accordingly.

118. Please tell us UMTHLD`s economic interest and voting interest in
UDF I and UDF II. If they are different, tell us the basis for your accounting if not readily apparent. Explain to us in sufficient details UMTHLD`s FIN 46R accounting determination regarding its investment in these entities.

119. Please identify the general partners and limited partners of, and their ownership interest in, UDF I and UDF II, and provide the disclosures required by SFAS 57 with respect to the UMTHLD`s relationship with those parties. Also, revise the chart on page nine accordingly.

120. Please refer to the disclosure on page 25 relating to the General Partner`s commitments to other affiliated programs and its financial obligations to United Development Funding III, LP. Tell us what consideration you gave to disclosing the major terms of those commitments including, but not limited to, the nature and the amounts thereof.

121. We note that you did not include a statement of cash flows of the General Partner for the interim period. Please tell us how you considered the requirements of paragraph 3 of SFAS 95.

Exhibit A - Prior Performance Tables

Table II, page A-3

122. Please define more clearly what services were received in exchange for the "wholesaling and marketing fees" set forth in the third row of this chart.

Table III, page

123. Please limit the disclosure in Table III to operating results in the last three years.

Table V, page A-9

124. Please limit your disclosure to loans acquired or disposed of within the last three years. Also, please expand the table to reflect prepayments, defaults, and foreclosures.

125. In cases where the amount of loan repaid, as set forth in the sixth column of this table, differs from the cash received in the fourth column, please provide a footnote explanation for this difference.

Part II.  Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

126. We note your disclosure regarding units sold to your initial limited partner. Please tell us additional details about that transaction that tend to support your use of the exemption provided by Section 4(2) of the Securities Act of 1933. In addition, please tell us the date upon which you issued these units and, if they were issued in the past 6 months, please provide us your analysis of why the issuance should not be integrated with this offering. Finally, please tell us how you intend to comply with the requirements of Regulation M with regard to your redemption of these units.

Exhibits

127. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file the material agreements required to be filed under Item 601 of Regulation S-K.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla,
Senior
Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at
(202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Lauren Burnham Prevost, Esq. (via facsimile)
	John A. Earles, Esq. (via facsimile)
	Seth K. Weiner, Esq. (via facsimile)
	Morris, Manning & Martin, LLP
??

??

??

??

Hollis M. Greenlaw, Esq.
United Development Funding III, L.P.
September 27, 2005
Page 7